OXFORD CITY FOOTBALL CLUB, INC.

10 Fairway Drive, Suite 302, Deerfield Beach, FL 33441

Telephone: (617) 501-6766

July 3, 2015

VIA EDGAR

United States Securities and Exchange Commission

Attn: Sonya Bednarowski

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

RE:	Oxford City Football Club, Inc.
Preliminary Information Statement on Schedule 14C
Filed June 22, 2015
File No. 000-54434

Dear Ms. Sonia Bednarowski,

Oxford City Football Club, Inc. (the “Company”) has been asked by the Staff at Securities and Exchange Commission (“SEC”) in a letter dated July 2, 2015 to respond to comments on its Schedule 14C filed on June 22, 2015. Those comments are reproduced below along with the corresponding responses.

Effect of the Reverse Split, page 9

1.	Please clarify the effect the reverse stock split will have on your current common stockholders by quantifying the change in the percentage of their ownership interests and in their proportionate voting power due to the reverse stock split. In this regard, we note your disclosure on page 9 that the reverse stock split “will adversely affect [your] common stockholders percentage ownership interests in the Company and their proportionate voting power, as the number of shares of the Series A Convertible Preferred Stock, and the shares of the Series B Convertible Preferred Stock will not be decreased.”

In response to this comment, the Company clarified the effect the reverse split will have on its current common stockholders.

Effective Date and Effects of the Reverse Split, page 11

Effect of the Reverse Split on Convertible Securities, page 11

2.	Please clarify what effect the reverse stock split will have on the conversion ratio for the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock. In this regard, we note that your disclosure on page 11 that “[p]roportionate adjustments will be made based on the ratio of the Reverse Split to the number of shares [of your] common stock issuable upon the conversion of all outstanding convertible securities entitling the holders to convert into shares of [your] common stock.” Please quantify the “proportionate adjustments.” In addition, we note that your disclosure in the “Effect of the Reverse Split on Convertible Securities” section on page 11 appears to contradict the disclosure on page 9 that the reverse stock split will adversely affect your common stockholders’ percentage of ownership interests in the company. Please revise for clarity and consistency.

In response to this comment, the Company clarified the effect the reverse split will have on the conversion ratio for the preferred stock. The Company eliminated the contradictory disclosures.

The company acknowledging that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Very truly yours,

/s/ Thomas Guerriero
Thomas Guerriero
Chief Executive Officer